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08028078

SEC Mail
Mail Processing
Section

FEB 28 2008

Washington, DC
106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western American Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11235 SE 6th Street, Suite 230
(No. and Street)

Bellevue (City) WA (State) 98004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Tristan O'Neil 425-274-8557
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith Bunday Berman Britton, P.S.
(Name – *if individual, state last, first, middle name*)

11808 Northup Way, Suite 240, Bellevue, Wa 98005
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TH
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OATH OR AFFIRMATION

I, Mr. Tristan O'Neil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western America Brokerage, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/27/08

Signature

President

Title

Notary Public

TAWNYA L. McDONAGH
COMMISSION EXPIRES
NOTARY
PUBLIC
08-10-09
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Auditors on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH BUNDAY BERMAN BRITTON, P.S.

WESTERN AMERICA BROKERAGE LLC

FINANCIAL STATEMENTS

FOR YEAR ENDED
DECEMBER 31, 2007
INDEPENDENT AUDITOR'S REPORT

WESTERN AMERICA BROKERAGE LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007

CONTENTS

SMITH BUNDAY BERMAN BRITTON, P.S.
CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2008

To the Member
Western America Brokerage LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Western America Brokerage LLC as of December 31, 2007, and the related statements of earnings, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western America Brokerage LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Smith Bunday Berman Britton, P.S.

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

WESTERN AMERICA BROKERAGE LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS	
Cash	$71,759
Receivable from affiliate	37,500
Prepaid expenses and other assets	5,902
Total assets	$115,161
LIABILITIES	
Accounts payable	$563
Accrued expenses	5,604
Total liabilities	6,167
Commitments - Notes 1 and 3	
MEMBER'S EQUITY	108,994
Total liabilities and member's equity	$115,161

The accompanying notes are an integral part of these financial statements.

WESTERN AMERICA BROKERAGE LLC
STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES	
Consulting revenue	$206,250
NASD refund	35,000
Total revenues	241,250
EXPENSES	
Payroll and taxes	68,082
Professional fees	27,654
Business taxes and licenses	6,951
Administrative service and facilities fees	55,000
Equipment reimbursement to affiliate	3,245
Insurance	364
Other expenses	224
Total expenses	161,520
Net income	$79,730

The accompanying notes are an integral part of these financial statements.

WESTERN AMERICA BROKERAGE LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Capital contributed	Retained Earnings (Deficit)	Total
Balance - January 1, 2007	$45,435	($16,171)	$29,264
Net earnings		79,730	79,730
Balance - December 31, 2007	$45,435	$63,559	$108,994

The accompanying notes are an integral part of these financial statements.

WESTERN AMERICA BROKERAGE LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net earnings	$79,730
Adjustments to reconcile net earnings to net cash provided by operating activities	
Changes in operating assets and liabilities:	
Accounts receivable	(37,500)
Prepaid expenses and other assets	(5,902)
Accounts payable	552
Accrued expenses	5,604
Net cash provided by operating activities	42,484
Cash at beginning of year	29,275
Cash at end of year	$71,759

The accompanying notes are an integral part of these financial statements.

WESTERN AMERICA BROKERAGE LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Western America Brokerage LLC, (the Company) was formed on November 9, 2005 (date of inception) for the principal purpose of acting as the exclusive dealer manager for all of the offerings made by Western America Equities LLC, an affiliate. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) formerly known as National Association of Securities Dealers (NASD). The Company's primary emphasis is acting as a wholesaler of direct participation programs including real estate investments and tenant in common interests. In engaging in this activity, the Company provides educational and administrative services to broker dealers and their registered persons on the products to be offered. As part of the offering process, the Company handles the distribution and tracking of private placement memorandums and marketing materials sent to broker dealers, their due diligence officers and registered representatives and their clients.

The Company has a limited retail aspect to it. This retail is specific to an affiliated company, Iron Mountain Equities, LLC.

The Company operates from its office in Bellevue, Washington. The Company does not receive or hold customer funds and/or securities and does not accept cash. Selling agreements are executed between the issuer and retail broker dealer, therefore investor funds are sent directly to the issuer by the selling agent.

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable represents amounts due for consulting services. Invoices are generally due within 30 days, do not accrue interest and are uncollateralized. The Company uses the reserve method of accounting for doubtful accounts. As of December 31, 2007, no allowance for uncollectible accounts was considered necessary by management.

NOTE 1 – continued:

Revenue recognition

Consulting income represents fees earned from providing advisory services. Consulting income is recorded in the month earned. Advance payments are deferred until earned.

Income taxes

The Company is a single-member limited liability company and is considered a separate legal entity. However, for income tax reporting purposes, the entity is not recognized and all taxable income is reported by the Parent and reported on the return of its members. Accordingly, the Company did not incur income tax obligations and the financial statements do not include a provision for income taxes.

Use of estimates –

In preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - LLC AGREEMENT

The Company was formed as a limited liability company under the laws of the State of Washington and it has a perpetual term. The liability of its members is limited to the extent allowed by law.

Distributions from operations will be no less frequent than annually for the payment of income taxes incurred by the member based upon a 35% tax rate. Distributions are limited to distributable cash as determined by of the manager.

NOTE 3 – RELATED PARTY TRANSACTIONS

Global Dealer Manager Agreement

The Company has a global dealer manager agreement with Western America Equities LLC (WAE), an affiliate by common ownership. Under this agreement, the Company is authorized to sell, on a "best efforts" basis, securities sponsored by WAE as described in confidential private placement memorandums. These securities are offered by limited liability companies, limited partnerships, real estate investment trusts or corporations in private placement offerings.

NOTE 3 – continued:

The Company may solicit other members of FINRA by means of a participating broker dealer agreement between itself, the offeror and the soliciting dealer. WAE pays the Company a fixed monthly retainer of $18,750 for serving as its dealer manager. The Company recognized $206,250 in consulting revenue during 2007 under this agreement. At December 31, 2007 the Company has a receivable from WAE of $37,500.

Management Services Agreement

The Company has a management services agreement with Western America LLC (WA), a company affiliated by common ownership whereby WA provides administrative services and facilities in exchange for a $5,000 monthly fee. The Company recognized $55,000 in administrative services and facility fees expense during 2007 under this agreement.

Allocated Expenses

Substantially all of the Company's expenses are allocated from affiliates. Allocated expenses are based upon the relative value of the services rendered. During 2007, the Company reimbursed affiliates for $74,401 in costs for payroll and taxes, contract labor, equipment and supplies.

Iron Mountain Equities, LLC

The Company provides incidental services to Iron Mountain Equities, LLC, an entity affiliated by common management. The Company does not recognize any revenue from these activities.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a) (2) (vi)), which prohibits the Company from engaging in any security transactions at a time when its ratio of "aggregate indebtedness" to "net capital" exceeds 15 to 1, or the minimum "net capital" requirement is not met, as those terms are defined by the rule. During 2007, the Company was required to maintain minimum net capital of $5,000. As of December 31, 2007, the Company had net capital of $65,592, which was $60,592 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1 as of December 31, 2007.

NOTE 5 – NASD REFUND

In connection with the consolidation of the NASD and NYSE Member Regulation, the Company received a $35,000 special payment in 2007 as one of the benefits from the consolidation.

SUPPLEMENTARY INFORMATION

WESTERN AMERICA BROKERAGE LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Aggregate Indebtedness	
Total liabilities	$6,167
Aggregate indebtedness	$6,167
Net Capital	
Member's equity	108,994
Nonallowable assets:	
Other assets	(43,402)
Net capital	$65,592
Computation of Basic Net Capital Requirement	
Minimum net capital required	$5,000
Excess net capital	$60,592
Excess net capital at 1,000 percent (net capital, less 10% of aggregate indebtedness)	$64,975
Ratio of aggregate indebtedness to net capital	0.09 to 1

Note: The computation of net capital under SEC Rule 15c3-1 for the quarters ended March 31, June 30, September 30 and December 31, 2007 computed by Western American Brokerage LLC in its unaudited Forms X-17a-5a, Part IIA, as filed with the Financial Industry Regulatory Authority, formerly known as National Association of Securities Dealers, Inc. does not differ materially from the computation above, which is based on information derived from its audited financial statements.

The Company is exempt from providing the schedules entitled "Computation of Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3".

SMITH BUNDAY BERMAN BRITTON, P.S.

CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2008

To the Member
Western America Brokerage LLC

Report of Independent Certified Public Accountant's on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedule of Western American Brokerage LLC for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers, perform custodial functions relating to customer securities, or obtain or maintain physical possession or control of all fully paid and excess margin securities of customers, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith Bunday Berman Britton, P.S.

END